Exhibit 99.1

FREESEAS INC.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 20, 2011

To the Shareholders of FreeSeas Inc.:

The 2011 Annual Meeting of Shareholders (the “Annual Meeting”) of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “FreeSeas”), will be held at the Company’s offices, located at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece, at 15:00 Greek time/08:00 am Eastern Standard Time, on Tuesday, December 20, 2011 for the following purposes:

1.	To elect two directors of the Company to serve until the 2014 Annual Meeting of Shareholders;

2.	To consider and vote upon a proposal to ratify the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2011; and

3.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Our Board of Directors has fixed the close of business on November 21, 2011 as the record date for determining those shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof.

Whether or not you expect to be present, please sign, date and return the enclosed proxy card in the pre-addressed envelope provided for that purpose as promptly as possible. No postage is required if mailed in the United States.

By Order of the Board of Directors,

Maria Badekas

Secretary

Athens, Greece

November 25, 2011

All shareholders are invited to attend the Annual Meeting in person. Those shareholders who are unable to attend are respectfully urged to execute and return the enclosed proxy card as promptly as possible. Shareholders who execute a proxy card may nevertheless attend the Annual Meeting, revoke their proxy and vote their shares in person. “Street name” shareholders who wish to vote their shares in person will need to obtain a voting instruction form from the brokers or nominees in whose name their shares are registered.

FREESEAS INC.

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 20, 2011

PROXY STATEMENT

TIME, DATE AND PLACE OF ANNUAL MEETING

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “FreeSeas”), of proxies from the holders of our common stock, par value $0.001 per share, for use at our Annual Meeting of Shareholders (the “Annual Meeting”) to be held at the Company’s offices, located at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece at 15:00 Greek time/08:00 am Eastern Standard Time, on Tuesday, December 20, 2011, and at any adjournments or postponements thereof pursuant to the enclosed Notice of Annual Meeting.

The approximate date this Proxy Statement and the enclosed form of proxy are first being sent to shareholders is November 25, 2011. Shareholders should review the information provided herein in conjunction with our Annual Report on Form 20-F, which contains our audited financial statements for the year ended December 31, 2010. Our Annual Report has been posted on our website, www.freeseas.gr. Please go to the link “2011 Annual Meeting Materials” on the Investor Relations page of our website for a copy of our Annual Report, as well as copies of this Proxy Statement and a form of proxy. Our offices are located at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece, and our telephone number is 011-30-210-452-8770. If you desire to receive a paper copy of our Annual Report, please contact our Corporate Secretary at this address or telephone number.

INFORMATION CONCERNING PROXY

The enclosed proxy is solicited on behalf of our Board of Directors. The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Annual Meeting or by filing with our Secretary at our headquarters a written revocation or duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation is received by us at or prior to the Annual Meeting.

The cost of preparing, assembling and mailing this Proxy Statement, the Notice of Annual Meeting and the enclosed proxy is to be borne by us. In addition to the use of mail, our employees may solicit proxies personally and by telephone. Our employees will receive no compensation for soliciting proxies other than their regular salaries. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies. We will reimburse such persons for their expenses in doing so. In addition, we have engaged Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902 as our proxy solicitor to help us solicit proxies from brokers, banks or other nominees. We will pay all fees and expenses of Morrow & Co., LLC relating to the solicitation of proxies for the Annual Meeting.

PURPOSES OF THE ANNUAL MEETING

At the Annual Meeting, our shareholders will consider and vote upon the following matters:

1.	To elect two directors of the Company to serve until the 2014 Annual Meeting of Shareholders;

2.	To consider and vote upon a proposal to ratify the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2011; and

3.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Unless contrary instructions are indicated on the enclosed proxy, all shares of common stock represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth herein) will be voted (a) for the election of the nominees for director named below and (b) in favor of all other proposals described in the Notice of Annual Meeting. In the event a shareholder specifies a different choice by means of the enclosed proxy, the shareholder’s shares will be voted in accordance with the specification so made.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

Our Board of Directors has set the close of business on November 21, 2011 as the record date for determining which of our shareholders are entitled to notice of and to vote at the Annual Meeting. As of the record date, there were 6,475,625 shares of common stock that are entitled to be voted at the Annual Meeting. Each share of common stock is entitled to one vote on each matter submitted to shareholders for approval at the Annual Meeting.

The attendance, in person or by proxy, of the holders of a majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum. Directors will be elected by a plurality of the votes cast by the shares of common stock represented in person or by proxy at the Annual Meeting. The affirmative vote of the holders of a majority of the shares of common stock present in person or by proxy at the Annual Meeting will be required to approve the ratification of our auditors for the 2011 fiscal year and for any other proposals that may come before the Annual Meeting. If less than a majority of the outstanding shares entitled to vote is represented at the Annual Meeting, a majority of the shares so represented may adjourn the Annual Meeting to another date, time or place, and notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before an adjournment is taken.

Prior to the Annual Meeting, we will select one or more inspectors of election for the meeting. Such inspector(s) shall determine the number of shares of common stock represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof. Abstentions will be considered as shares present and entitled to vote at the Annual Meeting and will be counted as votes cast at the Annual Meeting, but will not be counted as votes cast for or against any given matter.

A broker or nominee holding shares registered in its name, or in the name of its nominee, which are beneficially owned by another person and for which it has not received instructions as to voting from the beneficial owner, may have discretion to vote the beneficial owner’s shares with respect to certain of the matters addressed at the Annual Meeting. Any such shares that are not represented at the Annual Meeting either in person or by proxy will not be counted in the vote on any matters addressed at the Annual Meeting.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Amended and Restated Articles of Incorporation provide that the Board of Directors be divided into three classes. Each class of directors serves a staggered three-year term. Dimitris Panagiotopoulos and Ion G. Varouxakis hold office until the 2011 Annual Meeting and have been nominated for reelection as described below. George Kalogeropoulos and Didier Salomon hold office until the 2012 Annual Meeting and Focko Nauta and Keith Bloomfield hold office until the 2013 Annual Meeting.

At the Annual Meeting, two directors will be elected by the shareholders to serve until the 2014 Annual Meeting or until the director’s successor is duly elected and qualified. The accompanying form of proxy, when properly executed and returned to the Company, will be voted FOR the election as director of the persons named below, unless the proxy contains contrary instructions. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. Management has no reason to believe that either nominee is unable or unwilling to serve if elected. If either nominee should become unable or unwilling to serve as a director, however, the proxy will be voted for the election of such other person as shall be designated by the Board of Directors.

Nominees

The persons nominated as directors are as follows:

Name	Age	Position with the Company	Term Expires

Ion G. Varouxakis	40	Director	2011

Dimitris Panagiotopoulos	50	Director	2011

Ion G. Varouxakis is one of our founders and is the Chairman of our Board of Directors. He also serves as our President and Chief Executive Officer. In 2003, Mr. Varouxakis founded Free Bulkers, the beginning of a single-vessel, self-financed entrepreneurial venture that led to FreeSeas’ founding and NASDAQ listing in 2005. Prior to founding Free Bulkers, Mr. Varouxakis held since 1997 management positions in private shipping companies operating in the drybulk sector. Mr. Varouxakis holds a candidature degree in law from the Catholic University of Saint Louis in Brussels and a bachelor of science degree in economics from the London School of Economics and Political Science. Mr. Varouxakis is a member of the Hellenic Committee of the Korean Register of Shipping, a member of the Hellenic and Black Sea Committee of Bureau Veritas and an officer of the reserves of the Hellenic Army.

Dimitris Panagiotopoulos joined our Board of Directors in 2007. He is the head of shipping and corporate banking of Proton Bank, a Greek private bank, where he has served since April 2004. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he worked as chief accountant in Ionia Management, a Greek shipping company. Mr. Panagiotopoulos also serves on the board of directors of Seanergy Maritime Holdings Corp. He holds a degree in economics from Athens University and a masters of science in shipping, trade and finance from City University of London. He was an officer of the Greek Special Forces and today is a captain of the reserves of Hellenic Army.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE

NOMINEES FOR ELECTION AS DIRECTORS.

PROPOSAL 2: TO RATIFY THE SELECTION

OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Company’s Board of Directors has selected Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2011.

Shareholder approval is not required for the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., because the Audit Committee is responsible for selecting the Company’s auditors. Nevertheless, the appointment is being submitted for ratification by the shareholders at the Annual Meeting. No determination has been made, however, as to what action the Board of Directors or the Audit Committee would take if the shareholders do not ratify this appointment.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE PROPOSAL TO RATIFY THE SELECTION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011.

HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS

Shareholders sharing an address who are receiving multiple copies of the Proxy Statement may contact their broker, bank or other nominee if in the future they would like only a single copy of each document be mailed to all shareholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the Proxy Statement to multiple shareholders who share an address unless that nominee has received contrary instructions from one or more of the shareholders. We will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement to a shareholder at a shared address to which a single copy of the document was delivered. Shareholders who wish to receive separate copies of the Proxy Statement, now or in the future, should submit their request to us by phone at 011-30-210-452-8770 or by mail at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece.

OTHER BUSINESS

The Board of Directors knows of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

By Order of the Board of Directors,

Maria Badekas, Secretary

Athens, Greece

November 25, 2011